                                                                    EXHIBIT 99.1

                                                           FOR IMMEDIATE RELEASE

      GOLD FROST SPIN-OUT FROM WILLI FOOD SUCCESSFULLY DEBUTS ON LONDON AIM

YAVNE, ISRAEL - MARCH 13, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) (THE "COMPANY" OR "WILLI Food") is pleased to announce the successful opening two trading days of the Company's subsidiary, Gold Frost Ltd. ("GOLD
FROST"), on London's AIM market.

On March 9, 2006 during the opening of London's AIM stock exchange, common shares of Gold Frost began trading at 35p, equivalent to a market capitalization of approximately $32.4 million.

At the close of the first two trading days of Gold Frost's newly issued stock, nearly 1.5 million shares exchanged hands and the share price rose to 44p, closing up 25.7% for the two trading days. The value of Willi Food's subsidiary in this time increased to nearly $40.7 million during this trading period.

The total sales of Gold Frost as a percentage of Willi Food's consolidated sales in the year 2005 were approximately 22%.

Gold Frost is a fast growing designer and distributor of innovative food products. The mission of the company is to develop low fat, low cholesterol, dairy, chilled and frozen products aimed at the kosher and healthy eating consumer markets. Gold Frost works in collaboration with world-class manufacturers and suppliers. Gold Frost's management team has over 40 years'
experience and proven R&D capability for "kosherizing" dairy and other food products. According to Mintel, an international market research firm, Gold Frost operates in a multi-billion dollar market that is growing at a rate of 15%
annually.

Zwi Williger, president and chief operating officer of Willi Food stated, "We are pleased with the initial success of Gold Frost's listing on London's AIM
Market. The kosher food market is a global industry worth $33.6 billion annually. Gold Frost specializes in developing non-kosher dairy foods for the kosher market, making it possible for kosher and health conscious consumers to enjoy modern day food products otherwise not available to them." He further added "G. Willi Food is currently aggressively seeking international expansion in order to leverage and grow the distribution channels for its food products in addition to bringing innovative new kosher foods developed by Gold Frost to market."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:

G. Willi Food International, Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il